**Xairos Systems, Inc.**

# ANNUAL REPORT

18300 CO-72
Arvada, CO 80007
303-219-9094
https://www.xairos.com/

This Annual Report is dated June 8, 2026.

## BUSINESS

Corporate Overview

Xairos Systems, Inc. ("Xairos" or the "Company") is a C-Corp organized under the laws of the state of Delaware that is building a global timing service that is better than timing from GPS to address new markets. It leverages a proprietary quantum technology invented and patented by the Xairos founder. This technology enables position and timing that is much more accurate, secure, and resilient than GPS. This enables next-generation networks, 6G, quantum internet, self-driving vehicles, and more efficient data centers and power grids.

Corporate History

Xairos Systems, Inc. was initially organized as Speqtral Quantum Technologies, Inc, a Delaware corporation on March 19, 2019, and changed its name to Xairos Systems, Inc. on June 8, 2021.

Intellectual Property

The Company has two granted US patents. The core patent is exclusively licensed from the University of Texas Austin. The second US patent is owned directly by Xairos Systems. The company also has four international patent submissions and two US provisional patents filed.

**Previous Offerings**

Type of security sold: SAFE
Final amount sold: $140,000.00
Use of proceeds: Building a proof-of-concept
Date: September 28, 2022
Offering exemption relied upon: Section 4(a)(2)

---

Type of security sold: Convertible Note
Final amount sold: $150,000.00
Use of proceeds: General Corporate Expenses
Date: August 23, 2021
Offering exemption relied upon: Section 4(a)(2)

---

Type of security sold: Convertible Note
Final amount sold: $350,416.00
Use of proceeds: Proof-of-concept
Date: June 23, 2022
Offering exemption relied upon: Regulation CF

---

Type of security sold: Convertible Note
Final amount sold: $285,189.00
Use of proceeds: Proof of Concept
Date: November 16, 2022
Offering exemption relied upon: Section 4(a)(2)

---

Name: Fixed Percentage Convertible Equity Agreement
Type of security sold: Equity
Final amount sold: $20,000.00
Use of proceeds: General Corporate Expenses
Date: June 16, 2021
Offering exemption relied upon: Section 4(a)(2)

---

Name: Common Stock
Type of security sold: Equity
Final amount sold: $180,000.00
Number of Securities Sold: 37,500
Use of proceeds: Corporate expenses
Date: June 11, 2019
Offering exemption relied upon: Section 4(a)(2)

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

**Operating Results – 2025 Compared to 2024**

Circumstances which led to the performance of financial statements:

Year ended December 31, 2024 compared to year ended December 31, 2025.

Revenue

Revenue for fiscal year 2024 was $2,183,832.31 compared to $1,219,609.13 in fiscal year 2025.

Xairos new contracts and additional sales that resulted in an increase in revenue year on year.

Cost of sales

Cost of Sales for fiscal year 2024 was $565,734.23 compared to $1,016,143.31 in fiscal year 2025.

Xairos had additional revenue due to new business that resulted in additional cost of sales to execute on these contracts.

Net Income

Net Income for fiscal year 2024 were -$343,360.56 compared to -$1,263,878.37 in fiscal year 2025.

The increase in net loss reflects the growth and expansion of Xairos as the capability and product matures.

Historical results and cash flows:

The Company is currently in the growth stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company is now ready to transition towards larger government revenue and commercial pilot projects that will establish traction for larger revenue. This transition is enabled by the successful completion of the product development enabled by these funded projects.

**Liquidity and Capital Resources**

At December 31, 2025, the Company had cash of 271064.4.

**Debt**

Creditor: LCIF Portfolio Holdings, LLC
Amount Owed: $700,000.00
Interest Rate: 18.0%
Maturity Date: August 31, 2026
Periodic annual installments and interest to be paid monthly.

Creditor: SpeQtral Pte. Ltd.
Amount Owed: $865,000.00
Interest Rate: 5.0%
Maturity Date: January 01, 2026
Periodic annual installments and interest to be paid on 1 January.

Creditor: Business Administration EIDL loan
Amount Owed: $26,700.00
Interest Rate: 3.75%
Maturity Date: October 07, 2050
$120 per month payment

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: David Mitlyng
David Mitlyng's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
　　Position: Board Director
　　Dates of Service: March 2019 — Present
　　Responsibilities: Manages and directs the overall business and affairs of the company.
　　Position: CEO
　　Dates of Service: March 2019 — Present
　　Responsibilities: Responsible for the general and active management of the business of the company and
ensures that all orders and resolutions of the Board of Directors are carried into effect.
Other business experience in the past three years:
　　Employer: SpeQtral
　　Title: COO
　　Dates of Service: March 2019 — December 2020
　　Responsibilities: Management
　　Employer: TFWireless Inc
　　Title: Business Advisor
　　Dates of Service: November 2021 — Present
　　Responsibilities: Part-time business advisor to TFWireless for no compensation that requires only a few
hours per month on an ad hoc basis.

Name: Roger Yee
Roger Yee's current primary role is with outcome/one. Roger Yee currently services approximately 1 hour(s) per
week in their role with the Issuer.
Positions and offices currently held with the issuer:
　　Position: Independent Director
　　Dates of Service: December 2020 — Present
　　Responsibilities: Manages and directs the overall business and affairs of the company.
Other business experience in the past three years:
　　Employer: outcome/one
　　Title: Managing Partner
　　Dates of Service: April 2019 — Present
　　Responsibilities: Management

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding
class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more
than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a
group. We believe that, except as noted below, each named beneficial owner has sole voting and investment

power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: David Mitlyng
Amount and nature of Beneficial ownership: 5,625,000
Percent of class: 28.12%

## RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

## OUR SECURITIES

The Company has authorized Common Stock, Non-Voting Common Stock, Convertible Note, and SAFE.

Common Stock
• Authorized: 25,900,000
• Outstanding: 20,000,000
• Voting Rights: One vote per share.
• Material Rights: The total amount outstanding includes 3,600,000 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 5,637,500 shares to be issued pursuant to stock options, reserved but unissued.
Non-Voting Common Stock
• Authorized: 4,100,000
• Outstanding: 0
• Material Rights: Liquidation. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Common Stock and the holders of Non-Voting Common Stock shall be entitled to share equally, on a per share basis, all assets of the Company of whatever kind available for distribution to the holders of capital stock of the Company.

Dividends. The holders of Common Stock and the holders of Non-Voting Common Stock shall be entitled to share equally, on a per share basis, in such dividends and other distributions of cash, property or shares of stock of the Company as may be declared by the Board of Directors.

Conversion. If at any time after issuance of Non-Voting Common Stock the holder thereof demonstrates to the satisfaction of the Board or officers of the Company, acting in good faith that such holder is an "Accredited

Investor", then such holder may elect to convert his or her shares of Non-Voting Common Stock into shares of Common Stock on a 1-to-1 ratio by written notice to the Company.

Non-voting stock receives cash in sale transactions rather than buyer equity. In certain situations (a proposed merger or sale transaction involving the Company) in which holders of voting common stock would receive stock in the buyer that is purchasing the Company, holders of non-voting common stock would instead receive cash of equivalent value if the Company's Board of Directors determines that this is needed to comply with applicable securities laws. The payment of cash may happen under the acquisition agreement with the buyer, or the Company itself may redeem the non-voting common stock for cash, either at or prior to the closing of the sale transaction. The Board has the authority to take actions in good faith in connection with a sale transaction to effect the sale in a manner that is compliant with applicable securities laws, including by having cash paid to holders of non-voting common stock rather than unregistered equity securities.

Convertible Note
• Amount Outstanding: $150,000.00
• Conversion Type: Class of stock issued as part of the Qualifying Financing
• Conversion Trigger: Qualifying Financing
• Valuation Cap: $3,000,000.00
• Discount Rate: 20
• Interest Rate: 5
• Material Rights: None

Convertible Note
• Amount Outstanding: $350,416.00
• Conversion Type: Equity - Non-Voting Common
• Conversion Trigger: 5,000,000 Qualifying Financing
• Valuation Cap: $10,000,000.00
• Discount Rate: 20
• Interest Rate: 4
• Material Rights: None

Convertible Note
• Amount Outstanding: $285,189.00
• Conversion Type: Preferred equity
• Conversion Trigger: $5,000,000 Qualifying Financing
• Valuation Cap: $10,000,000.00
• Discount Rate: 20
• Interest Rate: 5
• Material Rights: None

SAFE
• Amount Outstanding: $140,000.00
• Conversion Type: Series A Common or Series A Preferred
• Conversion Trigger: Equity financing

• Valuation Cap: $10,000,000.00
• Discount Rate: 20
• Material Rights: None

**What it means to be a minority holder**

As a minority holder of Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

  If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

**RISK FACTORS**

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the satellite industry and/or the position, navigation and timing industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Non-Voting Common Stock in the amount of up to $2 million in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational Quantum Time Synchronization service or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Quantum Clock Synchronization. Delays or cost overruns in the development of our Quantum Clock Synchronization service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and

regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Xairos Systems, Inc. was formed on 19 March 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Xairos has incurred a net loss and has had limited revenues generated since inception.

There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Xairos is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns 2 patents with an additional 2 provisional patents filed.  We believe one of the most valuable components of the Company is our intellectual property portfolio.  Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations.  It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities.  We believe one of the most valuable components of the Company is our intellectual property portfolio.  Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations.  It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Satellite Mission Risk

Xairos' future financial projections includes, but is not limited to, revenue generated from satellite operations. A full or partial failure of the satellite or launch vehicle may occur that could impair the mission performance and associated business. This risk is typical in the space industry, and there are mitigation products available including launch and on-orbit operation insurance. The Xairos team has decades of experience building satellites and will also implement a risk reduction plan including robust testing, system and on-orbit redundancy, and business diversity.

**RESTRICTIONS ON TRANSFER**

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)      to the Company;
(2)      to an accredited investor;
(3)      as part of an offering registered with the SEC; or
(4)      to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**SIGNATURES**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

**Xairos Systems, Inc.**
By /s/ *David Mitlyng*
Title:   CEO and Director


By /s/ *David Mitlyng*
Name: David Mitlyng
Title:   CEO and Director


By /s/ *David Mitlyng*
Name: David Mitlyng
Title:   CEO and Director

Exhibit A
**FINANCIAL STATEMENTS**

**Balance Sheet**
Xairos Systems Inc/Xairos UK Limited Consolidated
As of December 31, 2025
Accrual Basis

| Account | Dec 31, 2025 | Dec 31, 2024 |
|---|---|---|
| **Assets** | | |
| **Current Assets** | | |
| **Cash and Cash Equivalents** | | |
| Credit Card Holding 2671 | 516.89 | 516.89 |
| 10010 - Bank Account 7067 | 270,857.34 | 52,876.55 |
| 10100 - OLD - SQT Bank Account 7593 | 207.07 | 207.07 |
| 10300 - OLD - SQT Corporate Credit Card holding | 108.86 | 108.86 |
| Xairos GBP | 11,437.16 | 1,510.55 |
| Xairos UK Limited | 104,075.00 | 89,025.22 |
| Xairos US | 45.91 | 7,263.49 |
| **Total Cash and Cash Equivalents** | **387,248.23** | **151,508.63** |
| 12000 - Accounts Receivable | 712,775.17 [FX] | 2,000.00 |
| Stock WIP | (25,090.39) | (25,090.39) |
| 12510 - Due From Xairos UK Limited | (74,959.23) | 97,824.26 |
| 13101 - Prepaid Expenses | 1,091.69 | 0.00 |
| **Total Current Assets** | **1,001,065.47** | **226,242.50** |
| **Fixed Assets** | | |
| 14000 - Computer and Electronics | 30,738.28 | 30,738.28 |
| 14090 - Computer and Electronics AD | (23,067.42) | (14,266.62) |
| 14100 - Furniture and Equipment | 5,214.22 | 5,214.22 |
| 14190 - Furniture and Equipment AD | (2,607.12) | (869.04) |
| 14500 - Intangible Assets | 365,054.76 | 365,054.76 |
| 14590 - Intangible Assets Accum Amort | (100,765.85) | (100,765.85) |
| 14600 - Machinery and Equipment | 546,378.05 | 546,378.05 |
| 14690 - Machinery and Equipment AD | (157,913.46) | (52,637.82) |
| 14710 - Reevaluation Surplus | (556,692.47) | (556,692.47) |
| **Total Fixed Assets** | **106,338.99** | **222,153.51** |
| **Long Term Assets** | | |
| 15100 - Licenses and Patents | 12,093.78 | 12,093.78 |
| 15120 - Computer Software Accum Amort | 2,406.74 | 2,406.74 |
| **Total Long Term Assets** | **14,500.52** | **14,500.52** |
| **Total Assets** | **1,121,904.98** | **462,896.53** |
| | | |
| **Liabilities and Equity** | | |
| **Liabilities** | | |
| **Current Liabilities** | | |
| Credit Card 2671 | 20,946.60 | 24,211.70 |
| Credit Card 6493 | 35,281.89 | 51,975.14 |
| Credit Card Holding 6493 | 2,064.36 | 2,064.36 |
| 10000 - OLD - SQT Corporate Credit Card | 69.56 | 69.56 |
| 20000 - Accounts Payable | 723,166.60 [FX] | 195,912.20 |
| 20120 - Accrued Payroll | 2,962.74 | 3,102.93 |
| 20125 - Accrued PTO | 48,477.78 | 48,477.78 |
| 20130 - Accrued Bonus | 60,125.08 | 60,125.08 |
| 20140 - Accrued Interest | 68,220.52 | 0.00 |
| 20150 - Loans and Other Obligations - LCP | 1,170,852.82 | 0.00 |
| 20160 - Short Term loans and Liability | 41,232.51 | 41,352.51 |
| 20170 - Deferred Revenue | 188,242.00 | 14,434.61 |
| Due to Xairos | (73,689.56) | 53,171.79 |
| Historical Adjustment | 8,668.19 | 8,668.19 |
| PAYE Payable | 7,186.45 | 0.00 |
| Student Loan Deductions Payable | 576.00 | 0.00 |
| VAT | (73,710.70) | 0.00 |
| Wages Payable - Payroll | 4,330.84 | 0.00 |
| 20170-01 - Deferred Revenue UK | 0.00 | 14,434.61 |
| 22000 - Accrued Payable | 710.84 | 710.84 |
| 24000 - Sales Tax | 304.35 | 304.35 |
| **Total Current Liabilities** | **2,236,018.87** | **519,015.65** |
| **Long Term Liabilities** | | |
| 28001 - EIDL Loan | 22,765.00 | 23,845.00 |
| Loan | 151,194.44 | 0.00 |
| **Total Long Term Liabilities** | **173,959.44** | **23,845.00** |
| **Total Liabilities** | **2,409,978.31** | **542,860.65** |
| **Equity** | | |
| 30000 - Retained Earnings | (2,728,156.93) | (2,384,796.37) |
| 31000 - Share Capital - Common Shares | 1,611,981.16 | 1,551,981.16 |
| 32000 - Share Capital - Series A Preferred Shares | 853,000.00 | 853,000.00 |
| 33000 - Owner Funds Introduced | 243,211.65 | 243,211.65 |
| Current Year Earnings | (1,268,109.21) | (343,360.56) |
| **Total Equity** | **(1,288,073.33)** | **(79,964.12)** |
| **Total Liabilities and Equity** | **1,121,904.98** | **462,896.53** |

[FX] Exchange rates used to convert foreign currency into USD are shown below. Rates are provided by XE.com unless otherwise stated.
**Dec 31, 2025**
0.742027 GBP (British Pound)
**Dec 31, 2024**
0.799027 GBP (British Pound)

**Income Statement**
Xairos Systems Inc/Xairos UK Limited Consolidated
For the year ended December 31, 2025
Accrual Basis

| Account | Year to date |
|---|---|
| **Income** | |
| 40000 - Revenue | 241,629.20 |
| Revenue UK | 1,290,826.15 |
| 41130 - Service Revenue | 559,422.96 |
| 41140 - Hardware Systems Revenue | 91,954.00 |
| **Total Income** | **2,183,832.31** |
| | |
| **Cost of Goods Sold** | |
| 51110 - COS Hardware Revenue | 146,033.30 |
| 51120 - COS Service Revenue | 592,532.50 |
| Cost of Goods Sold | 237,927.21 |
| 51120-01 - COS Service Revenue UK | 0.00 |
| 51130 - COS Consulting | 8,000.00 |
| 51140 - COS Shipping | 7,425.77 |
| 51150 - COS Travel | 24,224.53 |
| **Total Cost of Goods Sold** | **1,016,143.31** |
| | |
| **Gross Profit** | **1,167,689.00** |
| | |
| **Operating Expenses** | |
| 44000 - Unrealised Currency Gains (Loss) | (10,069.80) |
| Bank Revaluations | 40,391.91 |
| 45000 - Realised Currency Gains (Loss) | 7,008.06 |
| FX Gain/Loss | (675.32) |
| 60100 - Salaries & Wages G&A | 539,772.35 |
| 60110 - Payroll Taxes G&A | 47,582.80 |
| 60135 - 401k EE Contribution | 4,777.90 |
| 60140 - Employer 401k Contribution | 8,211.21 |
| Employers National Insurance | 11,583.78 |
| 60150 - Health Insurance Benefits G&A | 54,274.57 |
| 60175 - AD&D/ STD/LTD Insurance | 1,551.81 |
| 60180 - Workers Compensation | 969.95 |
| 60200 - Payroll Service Fees | 9,991.41 |
| 60230 - Other Taxes | 2,500.87 |
| 60235 - Sales Tax Expense | 3,453.09 |
| 60240 - License Fees | 1,528.31 |
| 60250 - General Liability Insurance | 502.75 |
| 60270 - Salaries & Wages IT | 76,900.78 |
| 60300 - Sales and Wages R&D | 398,417.07 |
| 60310 - Payroll Taxes R&D | 21,736.29 |
| 60330 - Health Insurance Benefits R&D | 45,934.26 |
| 60340 - Life Insurance Benefits R&D | 784.00 |
| 60370 - Payroll Taxes - IT | 8,845.56 |
| 70040 - Bank Fees | 537.06 |
| 70060 - Consulting | 59,942.50 |
| 70070 - Commission | 15,000.00 |
| 70080 - Conferences & Events | 9,837.97 |
| 70090 - Depreciation | 115,814.52 |
| 70110 - Insurance | 1,573.20 |
| 70120 - System & IT Expenses | 2,372.59 |
| 70130 - Legal Expenses | 32,123.90 |
| 70135 - Accounting | 23,782.89 |
| 70145 - Adversting and Marketing | 6,698.97 |
| 70160 - Office Expenses | 7,410.50 |
| Postage, Freight & Courier | 49.15 |
| 70165 - Interest Expense | 68,220.52 |
| 70210 - Rent | 46,265.00 |
| 70230 - Memberships & Subscriptions | 11,272.25 |
| 70250 - Telephone & Internet | 12,447.95 |
| 70281 - Travel - Accommodation | 12,739.53 |
| 70282 - Travel - Flights | 7,984.27 |
| 70283 - Travel - Meals | 815.46 |
| 70290 - Local Business Tax | 25.00 |
| 70834 - Travel - Transportation | 473.08 |
| Travel - National | 2,352.00 |
| 80100 - B&P Labor | 22,799.00 |
| 80200 - B&P Contractor | 17,100.00 |
| 81000 - Patents & Related Legal Fees | 1,797.86 |
| 85200 - R&D Contractor | 677,252.04 |
| **Total Operating Expenses** | **2,432,660.82** |
| | |
| **Operating Income** | **(1,264,971.82)** |
| | |
| **Other Income / (Expense)** | |
| 90000 - Other Income Unallowable | 1,053.45 |
| 90100 - Other Income & Expenses | 40.00 |
| **Total Other Income / (Expense)** | **1,093.45** |
| | |
| **Net Income** | **(1,263,878.37)** |

# Cash Summary
Xairos Systems Inc/Xairos UK Limited Consolidated
For the 3 months ended December 31, 2025

| Account | Oct-Dec 2025 | Qarterly average (YTD) | Variance |
|---|---|---|---|
| **Income** | | | |
| 40000 - Revenue | 0.00 | 79,310.33 | -100.00% |
| Revenue UK | 192,667.56 | 140,764.46 | 36.87% |
| 41130 - Service Revenue | 40,000.00 | 164,339.67 | -75.66% |
| 41140 - Hardware Systems Revenue | 0.00 | 30,651.33 | -100.00% |
| 90000 - Other Income Unallowable | 0.13 | 351.11 | -99.96% |
| 90100 - Other Income & Expenses | 0.00 | 13.33 | -100.00% |
| **Total Income** | **232,667.69** | **415,430.24** | **-43.99%** |
| | | | |
| **Less Expenses** | | | |
| 51110 - COS Hardware Revenue | 58,448.00 | 53,152.98 | 9.96% |
| 51120 - COS Service Revenue | 266,492.50 | 91,838.00 | 190.18% |
| 51120-01 - COS Service Revenue UK | 313.16 | 2,063.11 | -84.82% |
| 51130 - COS Consulting | 0.00 | 233.67 | -100.00% |
| 51130-01 - COS Consulting UK | 0.00 | 384.08 | -100.00% |
| Cost of Goods Sold | 59,232.72 | 17,326.93 | 241.85% |
| Direct Wages | 0.00 | 1,410.28 | -100.00% |
| Deferred Revenue | 0.00 | 4,811.54 | -100.00% |
| Due to Xairos | (25,070.21) | 50,643.85 | -149.50% |
| Employers National Insurance | 7,933.98 | 1,216.60 | 552.14% |
| FX Gain/Loss | 0.00 | (225.11) | 100.00% |
| General Expenses | 1,832.48 | 281.00 | 552.12% |
| PAYE Payable | (4,005.04) | (1,060.47) | -277.67% |
| Postage, Freight & Courier | 49.15 | 0.00 | 0.00% |
| Rounding | (0.01) | 0.00 | 0.00% |
| Student Loan Deductions Payable | (576.00) | 0.00 | 0.00% |
| Wages Payable - Payroll | (100.00) | (1,410.28) | 92.91% |
| 51140 - COS Shipping | 0.00 | 2,668.29 | -100.00% |
| 51150 - COS Travel | 10,425.98 | 1,941.22 | 437.08% |
| 51150-01 - COS Travel UK | 0.00 | 1,229.89 | -100.00% |
| 60100 - Salaries & Wages G&A | 84,588.69 | 151,727.89 | -44.25% |
| 60110 - Payroll Taxes G&A | 6,649.39 | 13,644.47 | -51.27% |
| 60135 - 401k EE Contribution | 0.00 | 1,592.63 | -100.00% |
| 60140 - Employer 401k Contribution | 6,136.81 | 691.47 | 787.51% |
| 60150 - Health Insurance Benefits G&A | 17,576.27 | 11,965.63 | 46.89% |
| 60160 - Life Insurance Benefits G&A | 0.00 | 166.67 | -100.00% |
| 60175 - AD&D/ STD/LTD Insurance | 1,034.54 | 0.00 | 0.00% |
| 60180 - Workers Compensation | 190.40 | 259.85 | -26.73% |
| 60200 - Payroll Service Fees | 1,945.90 | 2,638.50 | -26.25% |
| 60230 - Other Taxes | 0.00 | 833.62 | -100.00% |
| 60235 - Sales Tax Expense | 95.08 | 1,669.77 | -94.31% |
| 60240 - License Fees | 654.99 | 291.11 | 125.00% |
| 60250 - General Liability Insurance | 0.00 | 167.58 | -100.00% |
| 60270 - Salaries & Wages IT | 15,079.98 | 20,606.93 | -26.82% |
| 60300 - Sales and Wages R&D | 142,996.15 | 85,140.31 | 67.95% |
| 60310 - Payroll Taxes R&D | 6,900.67 | 4,945.21 | 39.54% |
| 60330 - Health Insurance Benefits R&D | 15,223.60 | 11,816.17 | 28.84% |
| 60340 - Life Insurance Benefits R&D | 196.50 | 207.33 | -5.23% |
| 60370 - Payroll Taxes - IT | 1,153.63 | 2,563.98 | -55.01% |
| 70040 - Bank Fees | 32.41 | 168.22 | -80.73% |
| 70060 - Consulting | 15,300.00 | 14,333.33 | 6.74% |
| 70070 - Commission | 15,000.00 | 0.00 | 0.00% |
| 70080 - Conferences & Events | 1,757.70 | 2,693.42 | -34.74% |
| 70110 - Insurance | 597.95 | 325.08 | 83.94% |
| 70120 - System & IT Expenses | 216.50 | 718.70 | -69.88% |
| 70130 - Legal Expenses | 21,307.94 | 674.35 | 3059.76% |
| 70135 - Accounting | 5,509.59 | 3,169.43 | 73.84% |
| 70145 - Adversting and Marketing | 0.00 | 2,232.99 | -100.00% |
| 70160 - Office Expenses | 1,098.86 | 1,212.05 | -9.34% |
| 70165 - Interest Expense | 68,220.52 | 0.00 | 0.00% |
| 70210 - Rent | 7,230.00 | 16,951.65 | -57.35% |
| 70230 - Memberships & Subscriptions | 70.00 | 2,700.75 | -97.41% |
| 70250 - Telephone & Internet | 3,528.70 | 2,999.75 | 17.63% |
| 70281 - Travel - Accommodation | 1,899.99 | 3,613.18 | -47.42% |
| 70282 - Travel - Flights | 1,609.15 | 1,984.95 | -18.93% |
| 70283 - Travel - Meals | 0.00 | 271.82 | -100.00% |
| Travel - International | 420.27 | 0.00 | 0.00% |
| Travel - National | 10.20 | 780.60 | -98.69% |
| 70290 - Local Business Tax | 0.00 | 8.33 | -100.00% |
| 70834 - Travel - Transportation | 0.00 | 157.69 | -100.00% |
| 80100 - B&P Labor | 22,799.00 | 0.00 | 0.00% |
| 80200 - B&P Contractor | 5,220.00 | 0.00 | 0.00% |
| 81000 - Patents & Related Legal Fees | 0.00 | 975.95 | -100.00% |
| 85200 - R&D Contractor | 121,960.52 | 70,981.26 | 71.82% |
| **Total Expenses** | **969,188.61** | **664,388.21** | **45.88%** |
| | | | |
| **Surplus (Deficit)** | **(736,520.92)** | **(248,957.98)** | **-195.84%** |
| | | | |
| **Plus Other Cash Activity** | | | |
| 12510 - Due From Xairos UK Limited | (27,764.51) | 66,849.33 | -141.53% |
| 13101 - Prepaid Expenses | 654.99 | (582.23) | 212.50% |
| 20120 - Accrued Payroll | 2,649.37 | (929.85) | 384.92% |
| 20140 - Accrued Interest | 68,220.52 | 0.00 | 0.00% |
| 20150 - Loans and Other Obligations - LCP | 705,631.62 | 155,073.73 | 355.03% |
| 20160 - Short Term loans and Liability | 0.00 | (40.00) | 100.00% |
| 20170 - Deferred Revenue | 188,242.00 | 0.00 | 0.00% |
| 20170-01 - Deferred Revenue UK | 0.00 | (17.55) | 100.00% |
| 28001 - EIDL Loan | (360.00) | (320.00) | -12.50% |
| Credit Card 2671 | (56.22) | (1,069.63) | 94.74% |
| Credit Card 6493 | (3,958.00) | (4,245.08) | 6.76% |
| Loan UK | 151,194.44 | 0.00 | 0.00% |
| **Total Other Cash Activity** | **1,084,454.21** | **214,718.73** | **405.06%** |
| | | | |
| **Plus Changes in Equity** | | | |
| 31000 - Share Capital - Common Shares | 0.00 | 20,000.00 | -100.00% |
| **Total Changes in Equity** | **0.00** | **20,000.00** | **-100.00%** |
| | | | |
| **Plus Sales Tax Activity** | | | |
| Sales Tax Collected | 0.00 | 1,199.37 | -100.00% |
| Sales Tax Paid | 0.00 | (1,199.37) | 100.00% |
| Tax Collected UK | 1,339.76 | 0.00 | 0.00% |
| Tax Paid UK | (7,306.45) | (5,369.76) | -36.07% |
| **Net Sales Tax Activity** | **(5,966.69)** | **(5,369.76)** | **-11.12%** |
| | | | |
| **Plus Foreign Currency Gains and Losses** | | | |
| 45000 - Realised Currency Gains (Loss) | (3,468.32) | (1,179.91) | -193.95% |
| **Total Foreign Currency Gains and Losses** | **(3,468.32)** | **(1,179.91)** | **-193.95%** |
| | | | |
| **Net Cash Flows** | **338,498.28** | **(20,788.92)** | **1728.26%** |
| | | | |
| **Summary** | | | |
| Opening Balance | 58,265.32 | 28,276.54 | 106.06% |
| Plus Net Cash Flows | 338,498.28 | (20,788.92) | 1728.26% |
| Currency Adjustment | (10,141.12) | (10,244.78) | 1.01% |
| Closing Balance | 386,622.48 | (2,757.16) | 14122.49% |
| **Net change in cash for period** | **338,498.28** | **(20,788.92)** | **1728.26%** |

| | Preferred Stock | | Common stock | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Deficit |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | |
| Inception | | | 30,000,000 | $ - | $ - | $ - | $ - |
| Issuance of founders stock | | | 9,562,500 | 9,563 | 180,000 | - | 189,563 |
| Shares issued for services | | | - | - | - | - | - |
| Contributed capital | | | - | - | - | - | - |
| Net income (loss) | | | - | - | - | (200,000) | (200,000) |
| December 31, 2013 | - | $ - | 9,562,500 | $ 9,563 | $ 180,000 | $ (200,000) | $ (10,438) |
| | | | | | | | |
| Shares issued for services | - | - | | - | | - | - |
| Stock option compensation | - | - | | - | | - | - |
| Net income (loss) | - | - | | - | - | (150,000) | (150,000) |
| 31-Dec-24 | - | $ - | 9,562,500 | $ 9,563 | $ 180,000 | $ (350,000) | $ (160,438) |
| | | | | | | | |
| Shares issued for debt conversion | | | | - | | - | - |
| Shares issued for cash | | | | - | | - | - |
| Shares issued for services | | | | - | | - | - |
| Conversion of preferred stock | | | | - | | - | - |
| Discount on convertible debt | | | | - | | - | - |
| Stock option compensation | - | - | | - | | - | - |
| Net income (loss) | | | - | - | - | (50,000) | (50,000) |
| 31-Dec-25 | - | $ - | 9,562,500 | $ 9,563 | $ 180,000 | $ (400,000) | $ (210,438) |

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

**NOTE 1 – NATURE OF OPERATIONS**

Xairos Systems, Inc. was formed on March 19, 2019 ("Inception") in the State of Delaware. The financial statements of Xairos Systems, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Arvada, Colorado.

Xairos Systems, Inc. is building a global timing service that is better than timing from GPS to address new markets. It leverages a proprietary quantum technology invented and patented by the team. This technology enables position and timing that is much more accurate, secure, and resilient than GPS. This enables next-generation networks, 6G, quantum internet, self-driving vehicles, and more efficient data centers and power grids.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*

The Company will recognize revenues from contract execution when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

*Income Taxes*

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Colorado state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for the last three years. The Company currently is not under examination by any tax authority.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**NOTE 3 – DEBT**

Creditor: LCIF Portfolio Holdings, LLC
Amount Owed: $700,000.00
Interest Rate: 18.0%
Maturity Date: August 31, 2026
Periodic annual installments and interest to be paid monthly.

Creditor: SpeQtral Pte. Ltd.
Amount Owed: $865,000.00
Interest Rate: 5.0%
Maturity Date: January 01, 2026
Periodic annual installments and interest to be paid on 1 January.

Creditor: Business Administration EIDL loan
Amount Owed: $26,700.00
Interest Rate: 3.75%
Maturity Date: October 07, 2050
$120 per month payment

**NOTE 4 – COMMITMENTS AND CONTINGENCIES**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

**NOTE 5 – STOCKHOLDERS' EQUITY**

*Common Stock*
We have authorized the issuance of 30,000,000 shares of our common stock with par value of $0.01. As of December 31, 2025 the company has currently issued 9,562,500 shares of our common stock.

**NOTE 6 – RELATED PARTY TRANSACTIONS**

The company has not conducted any related party transactions.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated subsequent events that occurred after December 31, 2026 through May 2, 2026, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, David Mitlyng, the CEO and Director of Xairos Systems, Inc., hereby certify that the financial statements of Xairos Systems, Inc. and notes thereto for the periods ending December 31, 2025, included in this statement are true and complete in all material respects. Xairos Systems, Inc. has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 2nd day of May, 2026.

David Mitlyng
CEO
May 2, 2026